(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Strong Second Quarter Earnings Per Share and Confirms Earnings Guidance at High-End of Range

•	Q2 GAAP diluted EPS of $0.48 and adjusted diluted EPS of $0.49, up approximately 20% over last year

•	Q2 consolidated net sales of $715 million, up 4% over last year

•	Operating margin up 200 basis points

•	Free cash flow in excess of $160 million in the quarter

•	Company now expects full year 2017 adjusted EPS to be at high end of guidance range

Montreal, Thursday, August 3, 2017 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the second quarter ended July 2, 2017 and updated its full year guidance for 2017.

The second quarter was another strong quarter of earnings growth and free cash flow generation. Sales reflected the impact of contributions from acquisitions, which came in as expected, with progress on integration activities well on plan. Branded Apparel benefited from strong growth in men's underwear and Printwear benefited from continued momentum in fashion basics and international markets. Operating margins in the quarter increased by 200 basis points compared to the same quarter last year, driving adjusted earnings per share growth of approximately 20% in the quarter. The Company delivered strong free cash flow of $162.1 million in the quarter, generating record free cash flow of over $200 million in the first half of the year.

Consolidated Results
Consolidated net sales of $715.4 million in the second quarter ended July 2, 2017 were up $26.5 million or 3.8% compared to the second quarter in 2016, reflecting sales increases of 1.9% in the Printwear segment and 8.1% in Branded Apparel. The sales increase was driven by acquisitions and higher net selling prices, which was partly offset by lower unit sales volumes of fleece and the impact of unfavourable foreign exchange.

Consolidated gross margin in the second quarter was 29.8%, up 240 basis points compared to the same period last year. The increase was mainly due to the favourable net impact of net selling prices and manufacturing and raw material costs compared to the same quarter last year, partly offset by the impact of unfavourable foreign exchange. Consolidated SG&A expenses as a percentage of sales were 12.5%, up 40 basis points compared to the same period last year due to the impact of acquisitions. Adjusted operating margins for the quarter totaled 17.3%, up 200 basis points compared to 15.3% in the same period last year.

Net earnings for the three months ended July 2, 2017, amounted to $107.7 million, or $0.48 per share on a diluted basis, compared with net earnings of $94.7 million, or $0.40 per share on a diluted basis for the same period last year. After excluding the impact of after-tax restructuring and acquisition-related costs of $2.8 million in the quarter and $1.7 million in the prior year quarter, Gildan reported adjusted net earnings of $110.5 million, or $0.49 per share on a diluted basis for the second quarter of 2017, up from $96.4 million, or $0.41 per share on a diluted basis in the same quarter last year. The 19.5% increase in adjusted diluted EPS in the quarter was mainly driven by strong operating margin improvement, the impact of acquisitions and the benefit of share repurchases.

Gildan generated free cash flow of $162.1 million in the second quarter of 2017, up $31.9 million from $130.2 million in the same quarter last year. The increase was mainly due to the impact of higher earnings, lower capital expenditures and working capital improvements. Capital expenditures during the second quarter totaled $17.8 million primarily for investments in textile capacity, distribution and garment dyeing expansion. During the second quarter of 2017, the Company repurchased approximately 2.5 million common shares under its normal course issuer bid (NCIB) at a total cost of $68.0 million. The Company ended the second quarter with net debt of $658.2 million and a leverage ratio of 1.1 times net debt to trailing twelve months adjusted EBITDA.

Segmented Operating Results
Printwear net sales for the second quarter of 2017 were $480.1 million, up 1.9% over the same period last year. The incremental sales contribution of approximately $29 million from acquisitions combined with strong double-digit organic unit sales increases in fashion basics, higher net selling prices and increased shipments in international markets were partly offset by lower unit sales volumes of fleece in the quarter and the impact of unfavourable foreign exchange.

Printwear segment operating income for the three months ended July 2, 2017 totaled $122.1 million, up 10.0% compared to $111.0 million for the same period last year. Operating margins for Printwear were 25.4%, up 190 basis points over the prior year quarter due primarily to the favourable net impact of net selling prices and manufacturing and raw material costs, partly offset by unfavourable foreign exchange impacts and SG&A expenses from acquisitions.

Net sales for the Branded Apparel segment in the quarter were $235.3 million, up 8.1% from $217.6 million in the second quarter of 2016 driven primarily by the approximate $17 million sales contribution of the Peds acquisition and strong growth in men's underwear, partly offset by lower global lifestyle and Gold Toe® branded sock sales reflecting weakness in department stores and national chains.

For the three months ended July 2, 2017, Branded Apparel generated strong operating income of $26.0 million, up 52.0% compared to $17.1 million in the same quarter last year. Branded Apparel operating margins of 11.0% increased 320 basis points over the same quarter last year. The significant improvement in operating margins was primarily attributable to the favourable impact of manufacturing and raw material costs compared to the prior year quarter, and lower SG&A expenses as a percentage of Branded Apparel sales, partly offset by unfavourable product-mix.

Year-to-date sales and earnings
Consolidated net sales of $1,380.7 million in the first six months of 2017 increased by $98.5 million or 7.7% compared to the same period last year, reflecting sales increases of 7.2% in the Printwear segment and 8.6% in Branded Apparel. The increase in consolidated net sales was due to the aggregate incremental sales contribution of $106 million from the 2016 acquisitions of Alstyle and Peds, as well as the American Apparel acquisition which closed during the first quarter of 2017. The benefit of higher net selling prices, increased unit sales of printwear fashion basics and favourable product-mix during the first six months of the year was more than offset by the impact of lower unit sales of printwear basics, the planned exit of private label programs in Branded Apparel and the impact of unfavourable foreign exchange.

Gross margins for the six months ended July 2, 2017, of 29.1% were up 220 basis points compared to the same period last year, reflecting gross margin expansion in both operating segments. The increase was mainly due to the positive net impact of net selling prices and manufacturing and raw material costs compared to the same period in the prior year. SG&A expenses as percentage of sales for the first six months of 2017 were 12.9%, up from 12.7% of sales in the same period last year, mainly due to the impact of acquisitions. Consolidated adjusted operating margins in the first six months of 2017 totaled 16.2%, up 200 basis points over the same period last year.

Net earnings for the first six months of 2017 were $191.2 million, or $0.84 per share on a diluted basis, up from net earnings of $157.9 million, or $0.66 per share on a diluted basis for the same period last year. Before reflecting after-tax restructuring and acquisition-related costs in both years, adjusted net earnings were $200.6 million or $0.88 per share on a diluted basis in the first six months of 2017, up 21.3% and 27.5%, respectively, compared to adjusted net earnings of $165.4 million or $0.69 per share in the same period last year. The increase in adjusted net earnings reflected the strong improvement in operating margins and the impact of acquisitions, partly offset by higher financial and income tax expenses. Adjusted EPS growth also reflected the benefit of share repurchases.

Outlook
The Company updated its full year financial guidance for 2017, which it initiated in February this year. Given the Company's performance in the first half of the year, adjusted diluted EPS is now expected to be at the high end of the $1.60-$1.70 range, on projected consolidated and segmented net sales growth which remains in the high-single-digit range. As projected when the Company initiated its 2017 guidance, earnings growth was strong during the first half of 2017, while earnings in the second half of the year will reflect the anniversary of the Alstyle and Peds acquisitions and headwinds from higher raw material costs. The Company also updated its expectations for adjusted EBITDA for 2017 and now anticipates adjusted EBITDA at the high-end of its previous guidance range of $555-$585 million. Capital expenditures for the year are currently projected to come in at approximately $100 million compared to the Company's initial expectation of $125 million and total free cash flow is expected to be in excess of $425 million, up from in excess of $400 million.

Declaration of quarterly dividend
The Board of Directors has declared a cash dividend of U.S. $0.0935 per share, payable on September 11, 2017 to shareholders of record on August 17, 2017. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal course issuer bid
On February 23, 2017, the Company announced the renewal of a normal course issuer bid (NCIB) beginning February 27, 2017 and expiring February 26, 2018, to purchase for cancellation up to 11,512,267 common shares, representing approximately 5% of the Company’s issued and outstanding common shares as of February 17, 2017.

During the first half of the year, the Company had repurchased for cancellation a total of approximately 6.0 million common shares at a total cost of $157.2 million.

Disclosure of outstanding share data
As at July 31, 2017, there were 224,464,031 common shares issued and outstanding along with 2,468,907 stock options and 166,538 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss second quarter 2017 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on our corporate site at http://www.gildancorp.com/events. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 45302228#. A replay will be available for 30 days starting at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2017 available at http://www.gildancorp.com/financials-and-filings#tab-Quarterly-Reports, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in US$ millions, except per share amounts or otherwise indicated)	Three months ended			Six months ended
	July 2, 2017	July 3, 2016	Variation (%)	July 2, 2017	July 3, 2016	Variation (%)
Net sales	715.4	688.9	3.8%	1,380.7	1,282.2	7.7%
Gross profit	213.3	189.0	12.9%	402.0	345.4	16.4%
SG&A expenses	89.3	83.6	6.8%	178.6	162.8	9.7%
Restructuring and acquisition-related costs	2.8	2.7	3.7%	9.4	9.5	(1.1)%
Operating income	121.1	102.7	17.9%	214.1	173.0	23.8%
Adjusted operating income(1)	123.9	105.4	17.6%	223.5	182.5	22.5%
Adjusted EBITDA(1)	165.4	145.1	14.0%	304.3	256.9	18.5%
Financial expenses	7.6	3.0	153.3%	12.3	7.9	55.7%
Income tax expense	5.8	5.0	16.0%	10.6	7.2	47.2%
Net earnings	107.7	94.7	13.7%	191.2	157.9	21.1%
Adjusted net earnings(1)	110.5	96.4	14.6%	200.6	165.4	21.3%

Basic EPS	0.48	0.40	20.0%	0.84	0.66	27.3%
Diluted EPS	0.48	0.40	20.0%	0.84	0.66	27.3%
Adjusted diluted EPS(1)	0.49	0.41	19.5%	0.88	0.69	27.5%

Gross margin	29.8%	27.4%	2.4 pp	29.1%	26.9%	2.2 pp
SG&A expenses as a percentage of sales	12.5%	12.1%	0.4 pp	12.9%	12.7%	0.2 pp
Operating margin	16.9%	14.9%	2.0 pp	15.5%	13.5%	2.0 pp
Adjusted operating margin(1)	17.3%	15.3%	2.0 pp	16.2%	14.2%	2.0 pp

Cash flows from (used in) operating activities	179.9	162.0	11.0%	245.7	141.4	73.8%
Free cash flow(1)	162.1	130.2	24.5%	203.3	71.7	183.5%

As at	July 2, 2017	January 1, 2017
Inventories	922.7	954.9
Trade accounts receivable	363.4	277.7
Net indebtedness(1)	658.2	561.8
(1) Please refer to "Non-GAAP Financial Measures" in this press release.

SEGMENTED FINANCIAL DATA (UNAUDITED)

	Three months ended			Six months ended
(in US$ millions, or otherwise indicated)	July 2, 2017	July 3, 2016	Variation (%)	July 2, 2017	July 3, 2016	Variation (%)
Segmented net sales:
Printwear	480.1	471.2	1.9%	925.7	863.4	7.2%
Branded Apparel	235.3	217.6	8.1%	455.0	418.8	8.6%
Total net sales	715.4	688.8	3.9%	1,380.7	1,282.2	7.7%

Segment operating income:
Printwear	122.1	111.0	10.0%	228.0	196.1	16.3%
Branded Apparel	26.0	17.1	52.0%	44.5	31.9	39.5%
Total segment operating income	148.1	128.1	15.6%	272.5	228.0	19.5%
Amortization of intangible assets, excluding software	(5.3)	(4.4)	20.5%	(10.3)	(8.7)	18.4%
Corporate expenses	(18.8)	(18.2)	3.3%	(38.7)	(36.8)	5.2%
Restructuring and acquisition-related costs	(2.8)	(2.7)	3.7%	(9.4)	(9.5)	(1.1)%
Total operating income	121.2	102.8	17.9%	214.1	173.0	23.8%

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in U.S.$ millions, except per share amounts)	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Net earnings	107.7	94.7	191.2	157.9
Adjustments for:
Restructuring and acquisition-related costs	2.8	2.7	9.4	9.5
Income tax recovery on restructuring and acquisition-related costs	—	(1.0)	—	(2.0)
Adjusted net earnings	110.5	96.4	200.6	165.4
Basic EPS	0.48	0.40	0.84	0.66
Diluted EPS	0.48	0.40	0.84	0.66
Adjusted diluted EPS	0.49	0.41	0.88	0.69

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in U.S.$ millions, or otherwise indicated)	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Operating income	121.1	102.7	214.1	173.0
Adjustment for:
Restructuring and acquisition-related costs	2.8	2.7	9.4	9.5
Adjusted operating income	123.9	105.4	223.5	182.5

Operating margin	16.9%	14.9%	15.5%	13.5%
Adjusted operating margin	17.3%	15.3%	16.2%	14.2%

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in U.S.$ millions)	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Net earnings	107.7	94.7	191.2	157.9
Restructuring and acquisition-related costs	2.8	2.7	9.4	9.5
Depreciation and amortization	41.5	39.7	80.8	74.4
Financial expenses, net	7.6	3.0	12.3	7.9
Income tax expense	5.8	5.0	10.6	7.2
Adjusted EBITDA	165.4	145.1	304.3	256.9

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business because it shows how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Six months ended
(in U.S.$ millions)	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Cash flows from operating activities	179.9	162.0	245.7	141.4
Cash flows used in investing activities	(26.9)	(141.3)	(144.5)	(179.2)
Adjustment for:
Business acquisitions	9.1	109.5	102.1	109.5
Free cash flow	162.1	130.2	203.3	71.7

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	July 2, 2017	January 1, 2017
Long-term debt and total indebtedness	705.0	600.0
Cash and cash equivalents	(46.8)	(38.2)
Net indebtedness	658.2	561.8

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	July 2, 2017	January 1, 2017
Adjusted EBITDA for the trailing twelve months	571.0	523.8
Adjustment for:
Business acquisitions	4.8	12.5
Pro-forma adjusted EBITDA for the trailing twelve months	575.8	536.3
Net indebtedness	658.2	561.8
Net debt leverage ratio	1.1	1.0

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to adjusted diluted earnings per share, net sales, organic sales growth and incremental net sales from acquisitions, net selling prices, product mix, new programs and increased shelf space in the retail channel, foreign exchange, operating margins, adjusted EBITDA, free cash flow, capital expenditures, manufacturing capacity expansion, raw material costs, cost savings, SG&A expenses, and income taxes. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three and six months ended July 2, 2017 and for the fiscal year ended January 1, 2017 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibers, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•	changes to domestic tariffs and international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third- party contractors;

•	changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil®, Comfort Colors®, American Apparel®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Peds®, MediPeds®, and Therapy Plus™ brands. Sock products are also distributed through the Company’s exclusive U.S. sock license for the Under Armour® brand, and a wide array of products are also marketed through a global license for the Mossy Oak® brand. The Company's products are sold in two primary markets, namely the printwear and retail markets. The Company distributes its products in printwear markets in the U.S., Canada, Europe, Asia-Pacific, and Latin America. In retail markets, the Company sells its products to a broad spectrum of retailers primarily in the U.S. and Canada and also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. These facilities are strategically located to efficiently service the quick replenishment needs of Gildan's customers. With over 48,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive corporate social responsibility program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuinegildan.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Genevieve Gosselin
Director, Corporate Communications and Marketing
(514) 343-8814
ggosselin@gildan.com

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